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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                        (Amendment No. ___________)*

                      BRAVO! FOODS INTERNATIONAL CORP.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  10566101
-----------------------------------------------------------------------------
                               (CUSIP Number)

                             SEPTEMBER 18, 2002
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 10566101.

-----------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      DALE L. REESE

-----------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]

                                                                        (b)  [ ]

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3.    SEC Use Only .

-----------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      UNITED STATES

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Number of       5.  Sole Voting Power
Shares              3,305,985
Beneficially    -------------------------------------------------------------
Owned by        6.  Shared Voting Power
Each                N/A
Reporting       -------------------------------------------------------------
Person With     7.  Sole Dispositive Power
                    3,305,985
                -------------------------------------------------------------
                8.  Shared Dispositive Power
                    N/A.
                -------------------------------------------------------------

-----------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person.
      3,305,985

-----------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions) [ ]

-----------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
        14.1%

-----------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
-----------------------------------------------------------------------------


                                Schedule 13G

Item 1(a).  Name of Issuer

Bravo Foods International Corp.

Item 1(b).  Address of Issuer's Principal Executive Office.

11300 U.S. Highway 1, Suite 202
North Palm Beach, FL 33408

Item 2(a).  Name of Person Filing

Dale L. Reese

Item 2(b).  Address of Principal Business Office or, if none, Residence

801 Yale Ave. #309
Swarthmore, PA 19081

Item 2(c).  Citizenship

United States

Item 2(d).  Title of Class of Securities

Common Stock, Par Value $0.001 Per Share

Item 2(e).  CUSIP Number

10566101

Item 3. If this statement is filed pursuant to [SECTIONS]240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15
            U.S.C. 78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8).

(e)   [ ]   An investment adviser in accordance with [SECTION]
            240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            [SECTION]240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            [SECTION] 240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with [SECTION]240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:  3,305,985
                                  ---------
(b)   Percent of class:     14.1%
                            -----
(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote  3,305,985
                                                      ---------

      (ii)  Shared power to vote or to direct the vote  N/A
                                                        ---

      (iii) Sole power to dispose or to direct the disposition of  3,305,985
                                                                   ---------

      (iv)  Shared power to dispose or to direct the disposition of  N/A
                                                                     ---

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

DLR Investment Partnership,L.P. is the owner of 2,357,985 shares (10.4%).and 107,440 Series B convertible shares (4.7% if converted). Able Associates, Inc is the General Partner and Able Associates, Inc. and the Dale L. Reese Living Trust are the limited partners of DLR Investment Partnership, L.P. Able Associates, Inc. and the Dale L. Reese Living Trust are controlled by Dale L. Reese, who owns 40,500 shares (0.2%), warrants to purchase 100,000 shares (0.4% if exercised) and options to purchase 700,000 shares (3% if exercised) individually.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable

Item 9.     Notice of Dissolution of Group

Not Applicable

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 19, 2002
                                       ------------------
                                       Date

                                       /s/Dale L. Reese
                                       ----------------
                                       Signature

                                       Dale L. Reese
                                       -------------
                                       Name/Title


Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)